                                                          WILMERHALE

Leonard A. Pierce
+ 1 617 526 6440 (t)
+ 1 617 526 5000 (f)
leonard.pierce@wilmerhale.com

July 11, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment to the Initial Registration Statement on Form N-1A of Barclays Foundry Investment Trust (the “Registrant”) (File No. 333-144130)

Ladies and Gentlemen:

As discussed with Ms. Laura Hatch of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), we hereby submit this letter on behalf of the Registrant to delay the effectiveness of the Registrant’s Registration Statement on Form N-1A, as filed with the Commission on June 28, 2007 (the “Registration Statement”), in accordance with Rule 473 under the Securities Act of 1933, as amended (the “1933 Act”).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act or until the Registration Statement shall be effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

As previously noted in the transmittal letter that accompanied the Registration Statement, the Registrant and SEI Investments Distribution Co., the principal underwriter of the Registrant (the “Underwriter”), reserved, in accordance with Rule 461 under the 1933 Act, the ability to orally request acceleration of the effective date of the Registration Statement.

If you have any questions or comments concerning the Registration Statement or this submission, please contact Carol Robinson Schepp at (212) 295-6302 or me at (617) 526-6440.

Very truly yours,

/s/ Leonard A. Pierce
Leonard A. Pierce

cc: Mr. Keith O’Connell (Division of Investment Management)
      Ms. Laura Hatch (Division of Investment Management)